April 12, 2007

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW.
Washington, DC 20549-0306

Attention: Kate Tillan, Assistant Chief Accountant

Re:	Palomar Medical Technologies, Inc.
Form 10-K for the year ended December 31, 2006
File No. 001-11177

Ladies and Gentlemen:

This letter is in response to the letter from the Commission’s staff dated March 30, 2007 regarding the above referenced filing. The headings below correspond to the headings in the staff’s letter, and each of the Company’s responses is preceded by the text of the comment from the staff’s letter.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 27

1.

Staff Comment. In future filings, please revise to separately quantify the amounts of any individual factors cited in explaining your results of operations. Please explain the nature of any unusual or non-recurring items. In this regard, we note that in your discussion of cost of product revenues you describe a non-recurring adjustment to product royalties, but do not explain the nature or amount of this adjustment. Please revise future filings accordingly.

Company Response. As suggested, in future filings, the Company will revise by separately quantifying and explaining the nature of unusual or non-recurring items.

Note 4 – Income Taxes, page 48

2.

Staff Comment. We note that in the fourth quarter of 2006 you reversed your entire valuation allowance. Please revise future filings to discuss the factors you considered in determining the amount and timing of your valuation allowance reversal. See paragraphs 20 through 25 of SFAS No. 109. Also, please address the following in your response:

o	We note your disclosure that at December 31, 2006 you had federal net operating loss carry forwards of $78 million available. Please tell us how your net operating loss carry forwards are reflected in your deferred tax asset balances, as the gross tax benefit related to net operating losses in your footnote is only $2.3 million.

o	Please reconcile the amounts presented in the 2005 column of your deferred tax asset balance to those amounts presented in Note 4 of your 2005 Form 10-K.

Company Response. As suggested, in future filings, the Company will discuss factors considered in determining the amount and timing of the valuation allowance reversal.

The Company’s federal net operating loss (“NOL”) carry forwards of $78 million as of December 31, 2006 is made up of $6.7 million of NOLs from operations and $71.6 million of NOLs as a result of excess tax deductions associated with the exercise of employee stock options. The following table summarizes the portion of Company’s deferred tax balances as of December 31, 2006 related to net operating losses and excess tax deductions from the exercise of stock options:

	Federal net loss carry forwards	Federal tax rate	Deferred Tax Balances as of December 31, 2006
Operating losses	6,670,000	35%	2,334,500	(a)
Excess tax deductions from the
exercise of stock options	71,550,000	35%	25,042,500	(b)

Total	78,220,000

(a)	Reflected as a deferred tax asset as of December 31, 2006

(b)

  In accordance with SFAS No.123R, the Company has not recorded in its financial statements the excess tax benefits from the exercise of stock options that have not been realized. Footnote 82, paragraph A94 of SFAS 123R states, “A share option exercise may result in a tax deduction prior to the actual realization of the related tax benefit because the entity, for example, has a net operating loss carry forward. In that situation, a tax benefit and a credit to additional paid-in capital for the excess deduction would not be recognized until that deduction reduces taxes payable.”

In order to show a consistent presentation of the deferred tax asset and to facilitate year over year comparison for the financial statement reader, the Company derecognized both the deferred tax asset for the excess tax benefit and the offsetting valuation allowance while presenting its 2005 deferred tax position in the 2006 Form 10-K.

The following table reconciles the Company’s 2005 deferred tax asset balance between the 2005 and 2006 Form 10-K:

	2005 Totals Per 12/31/2005 10K	Return to Accrual	Adjustment of Tax Accounts	Excess Benefit of Stock Options	2005 Totals Per 12/31/2006 10K
		(c)	(d)	(e)
Net operating loss	39,938,428		(1,543,580)	(19,344,785)	19,050,063
Nondeductible accruals	2,107,484	44,703	--	--	2,152,187
Nondeductible reserves	778,893	11,285	--	--	790,178
Tax credits	3,052,000	--	(1,619,000)	--	1,433,000

Deferred tax assets	45,876,805	55,988	(3,162,580)	(19,344,785)	23,425,428
Valuation allowance	(45,876,805)	(55,988)	3,162,580	19,344,785	(23,425,428)

	--	--	--	--	--

(c)	These items represent miscellaneous book\tax differences identified after the Company’s Form 10-K was filed, but prior to the preparation of the Company’s 2005 income tax return.

(d)

 These items represent an adjustment for certain items identified during 2006 as not meeting the recognition criteria of SFAS No. 109 as of December 31, 2005. These items were included in the deferred tax asset as of December 31, 2005 with a corresponding offset included in the valuation allowance at that date. These items are now properly and consistently classified in the 2006 Form 10-K.

(e)

 In accordance with SFAS No. 123R, deferred tax assets associated with excess tax deductions are not recognized until that benefit actually reduces income taxes payable. In order to show a consistent presentation in the 2006 Form 10-K, the Company reclassified the 2005 balance associated with excess tax deductions.

Note 10 – Quarterly Results of Operations, page 56

3.

Staff Comment. Please revise your quarterly financial information in future filings to describe or cross reference any factors that materially affect the comparability of the information. In this regard, we note your settlement with Cutera, Inc. in the second quarter of 2006. Please also apply this comment to your selected financial data on page 22. Please refer to Instruction 2 to Item 301 and Item 302(a)(3 of Regulations S-K.

Company Response. As suggested, in future filings, the Company will revise the quarterly financial information and selected financial data by describing and cross referencing factors that materially affect comparability of information.

Item 9A. Controls and Procedures, page 60

4.

Staff Comment. We note your disclosure that your “disclosure controls and procedures were effective to provide reasonable assurance that [you] record, process, summarize and report the information [you] must disclose in reports that [you] file or submit under the Securities Exchange Act of 1934, as amended, within the time periods specified in the SEC’s rules and forms.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Company Response. As suggested, in future filings, the Company will remove the superfluous language after the word “effective”.

Exhibit 31.1 and 31.2

5.

Staff Comment. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Company Response. As suggested, in future filings, the Company will revise the beginning of certifications required by Exchange Act Rule 13a-14(a) so as not to include the certifying individual’s title.

We hope that the above responses will be acceptable to the Staff. Please do not hesitate to contact me if you have any further questions or comments.

Very truly yours,

By: /s/ Paul S. Weiner
Paul S. Weiner, Chief Financial Officer